FOLEY & LARDNER LLP ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE MILWAUKEE, WISCONSIN 53202-5306 414.271.2400 TEL 414.297.4900 FAX foley.com
	November 21, 2008	WRITER’S DIRECT LINE 414.319.7336 jhille@foley.com EMAIL
VIA FEDERAL EXPRESS		CLIENT/MATTER NUMBER 014355-0140

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Song P. Brandon, Esq. Office of Mergers and Acquisitions

Re: The Middleton Doll Company Amendment No. 1 to the Schedule 13E-3 Filed November 13, 2008 File No. 005-79392

Amended Preliminary Proxy Statement on Schedule 14A Filed November 13, 2008 File No. 033-51406

Ladies and Gentlemen:

        On behalf of our client, The Middleton Doll Company, a Wisconsin corporation (the “Company”), set forth below is the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated November 20, 2008, relating to the above-referenced amended Schedule 13E-3 and the amended preliminary proxy statement on Schedule 14A. The items set forth below repeat (in bold italics) the comments of the Staff contained in its letter, and following the comments are the Company’s responses (in regular type).

Amended Preliminary Proxy Statement

1.	We note your response to comment 14 and your revised disclosure on page 41. In particular, we note your revised disclosure referencing “the opinion and analysis of Donnelley Penman indicating and supporting the fairness of the transaction to all shareholders. . . . .” (Emphasis added). This description of the fairness opinion does not conform to the text of the opinion provided by Donnelly Penman and appended to the proxy statement as Annex A., which addresses the fairness of the cash consideration to the unaffiliated shareholders of the company. Please revise your disclosure accordingly, or advise us.

Response: In response to the Staff’s comment, we have revised the referenced description of the fairness opinion to describe such opinion as addressing the fairness of the cash consideration to the unaffiliated shareholders of the Company.

BOSTON BRUSSELS CENTURY CITY CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI MILWAUKEE	NEW YORK ORLANDO SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR	SAN FRANCISCO SHANGHAI SILICON VALLEY TALLAHASSEE TAMPA	TOKYO WASHINGTON, D.C.

United States Securities and Exchange Commission
November 21, 2008

Form 8-K filed November 17, 2008

2.	We note your response to comment 17 and your supplemental response that the company will refrain from referring to the safe harbor provisions in any future written communications directly relating to the going private transaction. However, we note that the press release filed on a Form 8-K filed on November 17, 2008, which includes discussion on your going private transaction, references the Private Securities Litigation Reform Act of 1995. For future filings, please refrain from referring to the safe harbor provisions in all written communications made in connection with your going private transaction. Please confirm your understanding.

Response: In response to the Staff’s comment, we confirm our understanding and no future filings made in connection with the going private transaction will reference the safe harbor provisions of Exchange Act Section 21E(b)(1)(E) with respect to the going private transaction.

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        Please do not hesitate to contact me (414-319-7336) or Peter D. Fetzer (414-297-5596) with any comments or questions you may have.

Sincerely, /s/ Jason M. Hille Jason M. Hille